UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

C&J ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

12467B304

(CUSIP Number)

Peter A. Nussbaum, Esq.
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 12467B304	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,603,200 ** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,603,200 ** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,200 ** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D/A
CUSIP No. 12467B304	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,603,200 ** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,603,200 ** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,200 ** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A
CUSIP No. 12467B304	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,898 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,898 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,898 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A
CUSIP No. 12467B304	Page 5 of 9 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,608,098 ** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,608,098 ** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,098 ** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preliminary Note.     Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on August 6, 2014 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Original Schedule 13D.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Portfolio Funds expended an aggregate of approximately $77,447,539.67 of investment capital to purchase the 3,608,098** shares of Common Stock reported hereby.  Such transactions were effected in open market purchases in the ordinary course of business and are held by the Portfolio Funds in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Morgan Stanley and JPMorgan Chase & Co., which may extend margin credit to the Portfolio Funds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.                          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The Reporting Persons acquired the Common Stock in the transactions reported in this Amendment No. 1 for investment purposes, in the ordinary course of business, and not for the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

 (a) As of the close of business on September 12, 2014, the Reporting Persons beneficially owned an aggregate of 3,608,098** shares of Common Stock, representing approximately 6.5%** of the shares of Common Stock outstanding.  The percentages used herein are based upon 55,345,059 shares of Common Stock reported to be outstanding, as of August 1, 2014, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2014.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systemic Strategies and Mr. Cohen own directly no shares of Common Stock.  Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management.  Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Mr. Cohen controls each of Point72 Capital Advisors Inc. and Cubist Systematic Strategies.  By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 3,603,200** shares of Common Stock (constituting approximately 6.5%** of the shares of Common Stock outstanding) and (ii) each of Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 4,898 shares of Common Stock, constituting less than 0.1% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Point72 Asset Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,603,200** shares of Common Stock, constituting 6.5%** of such class of securities;

(ii) Point72 Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,603,200** shares of Common Stock, constituting 6.5%** of such class of securities;

(iii) Cubist Systematic Strategies has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 4,898 shares of Common Stock, constituting less than 0.1% of such class of securities; and

(iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 3,608,098** shares of Common Stock, constituting 6.5%** of such class of securities.

** Includes 1,000,000 shares of Common Stock subject to call options held by an investment fund managed by Point72 Asset Management.

(c) Information concerning transactions in the shares of Common Stock effected by the Portfolio Funds since the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Portfolio Funds.

(e) Not applicable.
Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

As noted in Item 5 above, the Point72 Funds hold call options to acquire an aggregate of 1,000,000 shares of Common Stock.  Such options are included in the beneficial ownership amounts reported on this Schedule 13D.  The Point72 Funds also hold put options to sell an aggregate of 1,000,000 shares of Common Stock.

The Portfolio Funds may, from time to time, enter into and dispose of cash-settled equity swaps, contracts or other similar derivative contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. The Portfolio Funds currently have short exposure to an aggregate of 12,498 shares of Common Stock.   In addition to the shares of Common Stock reported herein, the Portfolio Funds currently have long exposure to an aggregate of 670 shares of Common Stock through such contracts.  These contracts do not give the Reporting Persons, or the Portfolio Funds, direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.                                        Material to be filed as Exhibits.
1.   Schedule A - Trading History

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014
POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By: /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

Schedule A

TRADING HISTORY

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold by an investment fund managed by the Reporting Person indicated.  The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Trade Date	Name	Amount	Weighted Average Price	Range of Prices
8/6/2014	Cubist Systematic Strategies	- 700	28.92286	28.810 - 28.990
8/6/2014	Cubist Systematic Strategies	- 400	29.06125	29.020 - 29.150
8/6/2014	Point72 Asset Management	- 7546	28.90545	28.780 - 28.990
8/6/2014	Point72 Asset Management	- 5554	29.15148	29.000 - 29.450
8/7/2014	Cubist Systematic Strategies	- 900	28.84497	28.730 - 28.970
8/7/2014	Point72 Asset Management	- 9634	28.82498	28.650 - 28.980
8/7/2014	Point72 Asset Management	- 1366	29.15593	29.000 - 29.300
8/8/2014	Cubist Systematic Strategies	- 900	29.70905	29.230 - 29.847
8/8/2014	Point72 Asset Management	- 9400	29.69583	29.120 - 29.880
8/11/2014	Cubist Systematic Strategies	- 700	29.58146	29.420 - 29.751
8/11/2014	Point72 Asset Management	- 7300	29.66931	29.420 - 29.990
8/11/2014	Point72 Asset Management	- 100	30.07000	30.070 - 30.070
8/12/2014	Cubist Systematic Strategies	- 500	28.92600	28.850 - 28.990
8/12/2014	Cubist Systematic Strategies	- 100	29.03000	29.030 - 29.030
8/12/2014	Point72 Asset Management	- 2624	28.92198	28.780 - 28.990
8/12/2014	Point72 Asset Management	- 976	29.04484	29.000 - 29.110
8/13/2014	Cubist Systematic Strategies	- 400	29.17000	29.140 - 29.220
8/13/2014	Point72 Asset Management	- 5700	29.17574	29.070 - 29.260
8/14/2014	Cubist Systematic Strategies	- 300	28.52000	28.500 - 28.550
8/14/2014	Point72 Asset Management	- 3600	28.55977	28.460 - 28.990
8/15/2014	Point72 Asset Management	75000	28.66007	28.260 - 28.800
8/15/2014	Cubist Systematic Strategies	- 200	28.57479	28.550 - 28.600
8/15/2014	Point72 Asset Management	- 5600	28.59815	28.490 - 28.775
8/18/2014	Cubist Systematic Strategies	- 100	28.55000	28.550 - 28.550
8/18/2014	Point72 Asset Management	- 4400	28.54814	28.480 - 28.720

8/19/2014	Point72 Asset Management	25000	28.37134	28.330 - 28.435
8/19/2014	Point72 Asset Management	- 30000	28.37639	28.350 - 28.425
8/19/2014	Cubist Systematic Strategies	- 200	28.45108	28.430 - 28.472
8/19/2014	Point72 Asset Management	- 3100	28.47714	28.330 - 28.670
8/20/2014	Point72 Asset Management	- 12575	27.89235	27.780 - 27.995
8/20/2014	Point72 Asset Management	1	27.99500	27.995 - 27.995
8/20/2014	Point72 Asset Management	- 37425	28.10845	28.000 - 28.310
8/20/2014	Point72 Asset Management	24999	28.12696	28.000 - 28.250
8/20/2014	Cubist Systematic Strategies	- 100	27.87000	27.870 - 27.870
8/20/2014	Cubist Systematic Strategies	- 100	28.16000	28.160 - 28.160
8/20/2014	Point72 Asset Management	- 1649	27.90589	27.840 - 27.980
8/20/2014	Point72 Asset Management	- 2851	28.11341	28.020 - 28.220
8/21/2014	Point72 Asset Management	13200	27.77919	27.540 - 27.991
8/21/2014	Point72 Asset Management	36800	28.19813	28.000 - 28.425
8/21/2014	Cubist Systematic Strategies	- 200	28.19805	28.180 - 28.210
8/21/2014	Point72 Asset Management	- 40	27.62775	27.620 - 27.630
8/21/2014	Point72 Asset Management	- 6060	28.23288	28.040 - 28.410
8/22/2014	Cubist Systematic Strategies	- 100	27.97000	27.970 - 27.970
8/22/2014	Cubist Systematic Strategies	- 200	28.03000	28.000 - 28.060
8/22/2014	Point72 Asset Management	- 2684	27.96182	27.850 - 27.990
8/22/2014	Point72 Asset Management	- 1516	28.04385	28.030 - 28.050
8/25/2014	Cubist Systematic Strategies	- 200	28.36000	28.280 - 28.440
8/25/2014	Point72 Asset Management	- 5700	28.34701	28.180 - 28.500
8/26/2014	Point72 Asset Management	30000	28.74753	28.500 - 28.970
8/26/2014	Point72 Asset Management	- 50000	28.77347	28.730 - 28.800
8/26/2014	Cubist Systematic Strategies	10400	28.84644	28.740 - 28.980
8/26/2014	Point72 Asset Management	- 8000	28.77817	28.520 - 28.970
8/27/2014	Point72 Asset Management	- 4100	28.89854	28.780 - 28.990
8/27/2014	Point72 Asset Management	- 3400	29.07946	29.000 - 29.240
8/28/2014	Point72 Asset Management	99700	28.72646	28.500 - 28.990
8/28/2014	Point72 Asset Management	300	29.01667	29.010 - 29.020
8/28/2014	Point72 Asset Management	- 8100	28.61244	28.510 - 28.990
8/29/2014	Point72 Asset Management	- 7700	28.62520	28.330 - 28.750
9/2/2014	Point72 Asset Management	- 3770	28.20165	28.120 - 28.280
9/2/2014	Point72 Asset Management	25000	28.24194	28.150 - 28.320
9/3/2014	Point72 Asset Management	- 1878	28.65047	28.570 - 28.770
9/3/2014	Point72 Asset Management	150000	28.69872	28.525 - 28.830
9/3/2014	Point72 Asset Management	1470	28.43634	28.420 - 28.440
9/3/2014	Point72 Asset Management	- 322	28.62553	28.610 - 28.650
9/4/2014	Point72 Asset Management	- 768	28.15391	28.030 - 28.540
9/4/2014	Point72 Asset Management	50000	28.79954	28.640 - 28.890

9/4/2014	Point72 Asset Management	- 132	28.04000	28.040 - 28.040
9/8/2014	Point72 Asset Management	22855	27.90684	27.720 - 27.990
9/8/2014	Point72 Asset Management	77145	28.11219	28.000 - 28.300
9/9/2014	Point72 Asset Management	45410	27.79973	27.700 - 27.995
9/9/2014	Point72 Asset Management	104590	28.21561	28.005 - 28.510
9/11/2014	Point72 Asset Management	25000	27.65798	27.330 - 27.920
9/12/2014	Point72 Asset Management	50000	27.42063	27.270 - 27.590